

08033078

DEC 0 1 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/07__ AND ENDING __09/30/08__

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK INVESTMENTS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__509 MAIN ST.__

(No. and Street)

__ARKADELPHIA, AR   71923__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__TED V. HUNEYCUTT, JR.   (870) 246-5756__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__TAYLOR, RODGERS & TURNER, PLLC__

(Name – *if individual, state last, first, middle name*)

PROCESSED

DEC 1 0 2008

THOMSON REUTERS

__305 PROFESSIONAL PARK DRIVE, P.O. BOX 768, ARKADELPHIA, AR 71923__

(Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 0 1 2008
BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __TED V. HUNEYCUTT, JR._____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BENCHMARK INVESTMENTS, INC._____, as
of __SEPTEMBER 30_____, 20 __08___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__N/A_____

_____

_____

_____ Signature

__CHRISTINA BURAS__ (notary seal)
MY COMMISSION EXPIRES
November 18, 2015
NOTARY PUBLIC, STATE OF ARKANSAS
DALLAS COUNTY

_____
Notary Public

__PRESIDENT_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BENCHMARK INVESTMENTS, INC.

==========

ARKADELPHIA, ARKANSAS

SEPTEMBER 30, 2008

BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

AUDIT REPORT - TABLE OF CONTENTS
SEPTEMBER 30, 2008

TAYLOR, RODGERS & TURNER, PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Benchmark Investments, Inc.

We have audited the accompanying statement of financial condition of Benchmark Investments, Inc. as of September 30, 2008, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Benchmark Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company presents its financial statements in conformity with practices prescribed or permitted by the Securities and Exchange Commission and Form X-17A-5.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Investments, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Taylor, Rodgers & Turner

November 25, 2008

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash - Mesirow Clearing Deposit	$ 75,437	$ -	$ 75,437
Receivables From Brokers -			
Mesirow Financial	8,365	-	8,365
R. J. O'Brien	12,045	21,059	33,104
Accrued Commissions Receivable	-	18,377	18,377
Other Assets	-	837	837
TOTAL ASSETS	$ 95,847	$ 40,273	$ 136,120

LIABILITIES AND STOCKHOLDER'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
LIABILITIES:			
Accounts Payable	$ 682	$ -	$ 682
Accrued Commisions Payable	21,022	-	21,022
TOTAL LIABILITIES	$ 21,704	$ -	$ 21,704

STOCKHOLDER'S EQUITY:
Common Stock, No Par Value, 1,000 Shares Authorized,
  100 Shares Issued and Outstanding   1,000
  Additional Paid in Capital   165,244
  Retained Earnings   (51,828)
TOTAL STOCKHOLDER'S EQUITY   114,416

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 136,120

See accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR YEAR ENDED SEPTEMBER 30, 2008

REVENUES:		
Commissions	$ 279,343	
Commodities Brokerage Fees	88,492	
Interest Income	3,653	
TOTAL REVENUES		$ 371,488
EXPENSES:		
Rent	13,050	
Advertising	4,393	
Repairs and Maintenance	3,847	
Legal and Professional	4,325	
Insurance	3,127	
Dues and Subscriptions	2,126	
Clearing Charges	30,309	
Consulting Fees	7,035	
Management Fees	17,900	
Employee Benefits	2,156	
Quotes	1,172	
Regulatory Fees	7,344	
Commodity and Stock Commissions	180,308	
Travel and Entertainment	6,816	
Utilities and Telephone	11,493	
Taxes and Licenses	1,198	
Office Expense	436	
Broker Indemnification Expenses	29,128	
Miscellaneous	20,644	
TOTAL EXPENSES		346,807
INCOME BEFORE INCOME TAXES		24,681
INCOME TAXES		-
NET INCOME		$ 24,681

See accompanying Notes to Financial Statements.

EXHIBIT C
Page 4

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED SEPTEMBER 30, 2008

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, OCTOBER 1	$ 1,000	$ 165,244	$ (76,509)	$ 89,735
ADD: Net Income	-		24,681	24,681
BALANCE, SEPTEMBER 30	$ 1,000	$ 165,244	$ (51,828)	$ 114,416

See accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$	330,937
Cash Paid to Suppliers and Employees		(325,103)
Interest Received		3,653
NET CASH FLOW FROM OPERATING ACTIVITIES		9,487
CASH FLOWS FROM INVESTING ACTIVITIES:		
None		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
None		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		9,487
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		65,950
CASH AND CASH EQUIVALENTS, END OF YEAR	$	75,437

See accompanying Notes to Financial Statements.

Reconciliation of net income to net cash flow from operating activities:

NET INCOME	$ 24,681

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
  FLOWS FROM OPERATING ACTIVITIES:

Change in Assets and Liabilities:	
Accounts Receivable	(36,898)
Accounts Payable and Accrued Expenses	21,704
TOTAL ADJUSTMENTS	(15,194)
NET CASH FLOW FROM OPERATING ACTIVITIES	$ 9,487

SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  None

See accompanying Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures are stated on the basis of cost, and depreciation for financial and income tax reporting purposes is provided on the straight-line and other accelerated methods as follows:

Furniture & Fixtures - 5 Years

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Note 2. Exemption from Rule 15c3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c-3-3 under section (k)(2)(ii) and, therefore, is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

Note 3. Allowable and Non-Allowable Assets:

As required by Form X-17A-5 the Company's statement of financial condition reports both allowable and non-allowable assets. The $8,006 of non-allowable assets consists of interest earned on the deposit, over 30 days past due receivables and accrued commissions receivable.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk:

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. The Company paid $29,128 to the clearing broker to indemnify the clearing broker for losses for the current year.

Note 5. Related Party Transaction:

The Company shares office space, furniture and fixtures and certain employees with Benchmark Mortgage Company, Inc. which is controlled by shareholders of the Company. The furniture and fixtures were purchased from stockholder Ted Huneycutt, Jr. The building is owned by the stockholder's in-laws.

Note 6. Provision for Income Taxes:

Provision for Income Taxes consists of the following:

	Federal	State
Regular Tax	$ 3,748	$ 923
Less: Tax Benefit of NOL Carryforwards	(3,748)	(923)
Net Tax Liability (Refund)	$ -	$ -

The Company has $41,465 in NOL carryforward available for future years as follows:

9/30/02 NOL of $ 5,432   Expires 9/30/16
9/30/06 NOL of $11,114   Expires 9/30/26
9/30/07 NOL of $24,919   Expires 9/30/27

Note 7. Other:

On January 1, 2001, the Company entered into an agreement with STL Capital Management Corporation in which STL agrees to pay all overhead and operating expenses, other than commission expense, of Benchmark Investments, Inc. without anticipated reimbursement from Benchmark. STL may also provide management and/or consulting services for Benchmark and bill Benchmark for those services, but at no time may any charge for such services cause Benchmark's net capital to fall below 120% of its required amount.

TAYLOR, RODGERS & TURNER, PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Stockholders
Benchmark Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Benchmark Investments, Inc. for the year ended September 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT (Continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

Due to the small size of the Company and the limited number of employees, there is a lack of segregation of duties which is a weakness to internal control. However, the sole stockholder owner of the Company is involved in the day-to-day operations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted in the above paragraph, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Taylor Rodgers & Turner

November 25, 2008

ADDITIONAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Benchmark Investments, Inc.

We have audited the financial statements of Benchmark Investments, Inc. as of September 30, 2008, and for the fiscal year then ended, and have issued our report thereon dated November 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Taylor Rodgers & Turner

November 25, 2008

BENCHMARK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2008

CAPITAL AND SUBORDINATED LIABILITIES:
Stockholders' Equity from Statement of Financial Condition $ 114,416

    Less: Equity not Allowable for Net Capital   -

    Add: Liabilities Subordinated to General Creditors   -

TOTAL CAPITAL AND SUBORDINATED LIABILITIES   114,416

DEDUCTIONS:
Non-Allowable Assets from Statement of Financial Condition   40,273

NET CAPITAL $ 74,143

The Differences Between the Audited Computation of Net Capital
and the Broker Dealer's Corresponding Unaudited Part II of
Form X-17a-5(a) is as follows:
  Net Capital Per Focus Report $ 114,232
  Additional Accrued Expenses Added to Accounts Payable   184
  Audited Computation of Net Capital $ 114,416

BENCHMARK INVESTMENTS, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
SEPTEMBER 30, 2008

Minimum Net Capital Required $ 1,445
  (6.666% of Total Liabilities)

Minimum Dollar Net Capital Requirement $ 5,000

Net Capital Requirement (Greater of the Above) $ 5,000

Excess Capital ($74,143 less $5,000) $ 69,143

Excess Net Capital (Net Capital Less 10% of Total Liabilities) $ 71,973

BENCHMARK INVESTMENTS, INC.
SCHEDULE OF ADDITIONAL PAID IN CAPITAL
SEPTEMBER 30, 2008

Additional Capital Paid in on
  August 13, 1999 by Ted Huneycutt, Jr. $ 145,140

Additional Capital Paid in on
  October 16, 1999 by Ted Huneycutt, Jr.   10,105

Additional Capital Paid in on
  December 6, 2006 by Ted Huneycutt, Jr.   9,999

TOTAL ADDITIONAL PAID IN CAPITAL $ 165,244

BENCHMARK INVESTMENTS, INC.   SCHEDULE IV
SCHEDULE OF FURNITURE AND FIXTURES
SEPTEMBER 30, 2008

ITEM	COST	PRIOR DEPRECIATION	CURRENT DEPRECIATION
7 Dell Computer Systems	$ 10,500	$ 10,500	$ -
2 Copiers	1,500	1,500	-
2 Desks and Chairs	1,910	1,910	-
	$ 13,910	$ 13,910	$ -

